September 26, 2024

Fu-Feng Kuo
Chief Executive Officer
Jyong Biotech Ltd.
23F-3, No. 95, Section 1, Xintai 5th Road
Xizhi District, New Taipei City
Taiwan, 221

       Re: Jyong Biotech Ltd.
           Amendment No. 4 to Registration Statement on Form F-1
           Filed September 16, 2024
           File No. 333-277725
Dear Fu-Feng Kuo:

        We have limited our review of your amended registration statement to your response to comment 4 from our August 30, 2024 letter and associated revisions to your registration statement. We have the following comments. Once we have resolved the issues raised in these comments, we will review the remaining responses. After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 4 to Draft Registration Statement on Form F-1
Overview, page 1

1. We note the disclosure on page 4 above your pipeline table stating that the following chart illustrates and summarizes your drug candidates if you are unable to establish the comparability between API-1 and API-2. Please include additional disclosure to highlight that you have not yet proven comparability between API-1 and API-2 and therefore the table summarizes your current status.
2. We continue to object to your presentation of two pipeline tables on pages 4 and 112.
       The pipeline table should depict your material product candidates in their current state of development, as depicted in the first pipeline table. The pipeline table should not assume that the FDA might allow any exceptions to its regular developmental process that have not been approved or that you have successfully completed tests/trials to the FDA's satisfaction that have not yet been performed or remain ongoing. These events are aspirational, and do not reflect the current status of your product candidates. Including multiple tables does not addresses our concerns about your presentation. Please remove the second table on pages 4 and 112 that illustrates the status of your drug products if you
 September 26, 2024
Page 2

       were to establish comparability between API-1 and API-2.
       Please contact Ibolya Ignat at 202-551-3636 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact
Doris Stacey Gama at 202-551-3188 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:   Ross Carmel, Esq.